September 17, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	InspireMD, Inc.
Registration Statement on Form S-1 (Registration No. 333-233432), as amended - Concurrence in Acceleration Request

Ladies and Gentlemen:

H.C. Wainwright & Co., LLC (“Wainwright”), as underwriter for the referenced offering, hereby concurs in the request by InspireMD, Inc. that the effective date of the above-referenced registration statement be accelerated to 5:00 P.M. (Eastern Time), or as soon as practicable thereafter, on September 19, 2019, pursuant to Rule 461 under the Securities Act. Wainwright affirms that it is aware of its obligations under the Securities Act in connection with this offering.

Very truly yours,

H.C. WAINWRIGHT & CO., LLC

By:	/s/ Edward D. Silvera
Name:	Edward D. Silvera
Title:	Chief Operating Officer